INVEST IN **HUMANATE DIGITAL INC.**

Digital Clinic Assistants that help patients effectively navigate and utilize healthcare services



humanatedigital.com   Bryan, TX

Highlights

(1) Great Team of Healthcare executives with over 70+ years of experience.

(2) IP Technology that was incubated and tested at a leading academic university (USATop 10 Engineering)

(3) Our beta products are currently being utilized in medical and dental practices

(4) Our product mitigates healthcare workforce shortages that are projected to get worse in the US

(5) Our product helps alleviate burn out and employee turnover through automating tedious tasks.

(6) Our product reduces administrative burdens (HIPAA Compliance) while reducing labor intensive work.

(7) Our product receives better patient satisfaction scores than dealing with a Medical Receptionist.

(8) Customers are seeing better patient satisfaction scores, less crowded waiting rooms and lower costs

Featured Investors

Terrence C. Murphy Sr.
Syndicate Lead   Follow   Invested $50,000 ⓘ

Terrence Murphy Sr. is a former Texas A&M and NFL WR, turned real estate entrepreneur and venture capitalist. He is a founder or investor in over 55+ companies under the Terrence Murphy Companies. He has completed over $4B+ in sales and acquisitions. TerrenceMurphy.com

"I chose to invest into Humanate Digital, because as I have scaled different start-ups and businesses, I realized the need for efficiency, technology and scalable systems through automation. Now that AI has been introduced to the world, the companies that can solve problems in industries that need alot of data and keep records, it makes sense that this technology will become an industry standard in the near future. That along with partnership with Texas A&M University the initiative for innovation by A&M made this investment opportunity intriguing."

Other investors include Terrence Murphy

Our Team



Carlos Rodriguez CEO and Co-Founder

20 years of progressive healthcare management experience. Carlos started his first business in 2012 in the Health Information Management space and grew the start up to $40 million dollars in annual revenue before selling it to Venture Capital Firm.



Mark Bendin PhD Chief Technology Officer

Dr. Benden received his Bachelor of Science Degree in Biomedical Engineering, Master of Science Degree in Industrial Engineering and PhD in interdisciplinary Engineering at Texas A&M University. He was an officer of a NASDAQ traded company by 32.



Leslie Jebson Chief Business Development Officer

Les is a seasoned healthcare executive having worked in a broad array of financial, operational and clinical roles in both private and academic settings throughout the country. He serves as an adjunct lecturer at five universities having over 130 publications and presentations in operations improvemrnt. He has graduate level education in business healthcare administration and risk management and patient safety.



Larry Powell PhD Chief Software Development Engineer

Larry received his Doctorate of Science in Computer Engineering. His study and research concentration were on Human Computer Interaction and Machine Learning. He has work and research experience with ; John Hopkins, Facebook, and Intel.



Lydia Champney Customer Onboarding Manager

Lydia received her Bachelor of Science in Biomedical Sciences from Texas A&M University with a minor in Spanish and Public Health. She has worked as a Medical Assistant at the Brazos Valley Urgent Care Clinic.

Pitch





HUMANATE DIGITAL
TECH ENABLED HEALTHCARE WORKFORCE SOLUTIONS
TEXAS A&M UNIVERSITY

OVERVIEW
Revolutionizing Healthcare with AI-Powered Clinical Assistants
Humante Digital is leading the charge in healthcare innovation with our AI-powered solutions. Our flagship product, Cassandra, is a revolutionary digital assistant designed to streamline clinical workflows, improve patient care, and reduce administrative burdens.
By harnessing the power of AI, Humanate Digital is transforming the way healthcare is delivered, making it more efficient, accessible, and patient-centered.
STREAMLINED WORKFLOWS
Revolutionizing healthcare operations with AI-driven efficiency.
ENHANCED PATIENT CARE
Prioritizing patient well-being through innovative digital solutions.
HUMANATE DIGITAL

Imagine a world where every patient interaction is met with care, intelligence, and efficiency. At Humanate Digital, we are making that vision a reality. Our AI assistant, Cassandra, is not just a product — it's a caregiver, a bridge over language barriers, and a beacon of hope for the overburdened healthcare system. Join us as we redefine what it means to care in the digital age.

In today's world, the landscape of healthcare is at a critical juncture. Clinics are

In today's world, the landscape of healthcare is at a critical juncture. Clinics are overflowing, clinicians are overwhelmed, and patients are too often left navigating a system that feels impersonal and uncaring. This is the present - a reality where the human touch in healthcare seems increasingly out of reach, compounded by a global shortfall of healthcare workers that's projected to reach up to 86,000 by 2036 (**AAMC**). It's a situation that calls not just for change, but for a revolution in how we approach healing and wellness.

The future, however, is not just coming; it is inevitable. It's a future where technology and empathy converge to restore the soul of healthcare. At Humanate Digital, we see a new dawn where AI doesn't replace the human element, but amplifies it, offering support and understanding at a scale never before possible. Cassandra, our empathetic AI, is the harbinger of this new era, bridging gaps in care with a blend of intelligence, compassion, and innovation. This is the future we are building — accessible, efficient, and profoundly human.

Addressing Today's Healthcare Crisis


HUMANATE DIGITAL
56% STAFFING
23% ADMIN BURDENS
13% PATIENT SCHEDULING
8% OTHER
CURRENT STATE OF HEALTHCARE OPERATIONS
56% of medical groups report staffing as primary roadblocks
STAFFING
Hiring and onboarding new staff, compounded by high turnover rates, present significant challenges for healthcare facilities, draining resources and exacerbating the persistent staffing shortages
SCHEDULING
Complicated and inefficient scheduling systems further exacerbate the strain on healthcare facilities, leading to longer wait times for patients and a higher administrative load on staff
ADMINISTRATIVE
An overwhelming amount of administrative tasks diverts critical resources and attention away from patient care, hindering the overall efficiency and effectiveness of healthcare services.
POOR PATIENT OUTCOMES CREATE POOR FINANCIAL OUTCOMES.

Source: **MGMA**

Inadequate staffing and administrative overload are crippling our healthcare systems. Clinicians are overworked, patient experiences are impersonal, and rural hospitals are at risk. It's time for change.

A Healthcare System at its Breaking Point


INDUSTRY PROBLEMS
WORKFORCE SHORTAGES
By 2030, the healthcare sector is projected to face critical workforce shortages, including 124,000 physicians, 200,000 nurses, and 28,000 nurse practitioners, compounded by over 450,000 current clinical staff vacancies.
BURN OUT AND TURNOVER
With 40-60% of clinicians and clinical staff facing burnout, a leading cause of the recent Kaiser Permanente strike, the healthcare industry grapples with not only the emotional toll but also the financial strain, as replacing a trained worker costs over $8,000.
ADMINISTRATIVE BURDENS AND UNNECESSARY COSTS
Disproportionate physician to staff ratio of 8:1 and clinicians spending 50% of their time on documentation, cost the healthcare industry $4.6 billion annually, exacerbating revenue losses of 3-5% due to insufficient documentation.
POOR PATIENT EXPERIENCE
26-day average wait for appointments, less than 8 minutes spent with a patient, and 75% of patients desiring more personalized care, highlight critical inefficiencies in healthcare delivery.
HUMANATE DIGITAL

The healthcare industry is in the throes of an unprecedented crisis. At the heart of this struggle is a stark reality: a severe shortage of resources that compromises the quality of care. Clinicians are the backbone of healthcare, yet they find themselves overextended, with their ranks thinned by attrition and burnout. The numbers paint a grim picture: between 2019 and 2020 nursing job vacancies increased by up to 30%, leading to critical staffing shortages (**AHA**). The ripple effect is palpable — the average wait time to see a Primary Care doctor has spiraled to **26 days**, and when patients do secure an appointment, they are often allotted a mere 10 minutes of consultation. During this time, the focus is split between the patient and documentation administrative tasks, diluting the quality of human interaction and leaving both parties dissatisfied.

These systemic strains are not just inconveniences; they exact a heavy toll on human well-being. In 2022, 46% of health care workers reported feeling frequently burnt out (**CDC**). The administrative burden alone adds an estimated $15 billion yearly to healthcare costs (**Brookings**). Patients, in turn, feel the impact directly, with 75% of patients not even able to identify the doctor in charge of their care (**NIH**) — an indictment of a system failing to meet the most basic of its mandates: to provide care that is both healing and human.

The Solution: Humanate Digital's Vision for a New Healthcare Paradigm

HUMANATE DIGITAL'S SOLUTION
Empathetic AI Clinical Assistants
The artificial intelligence healthcare market, valued at $11 billion in 2021, is projected to grow to $187 billion by 2030
INTERACT
Speaks over 50 languages, breaking down communication barriers in patient care.
Uses facial character recognition to monitor and respond to patients' voices and emotions, enhancing personalized care.
NAVIGATE
Automatically interfaces with and reads patients' medical records and HIPAA consent forms for seamless integration.
Enables patients to easily navigate and access medical care, including booking appointments.
FOLLOW UP
Enhanced patient follow-up to significantly increase patient satisfaction and reduce readmissions and emergency room visits.
Always available, eliminating concerns about vacations, paid time off, sick days, or limited hourly shifts.
HUMANATE DIGITAL

Humanate Digital was born from the belief that technology should serve humanity, not overshadow it. Our flagship AI clinical assistant, Cassandra, is just the beginning. We envision a future where our technology extends beyond an AI avatar, becoming an integral part of a holistic healthcare ecosystem. Cassandra's empathetic interactions and multilingual capabilities are merely the first step in a larger plan to revolutionize patient care. But we're not stopping there. Imagine a network of interconnected AIs, a digital cadre of assistants collaborating seamlessly with human staff, anticipating needs, personalizing care, and ensuring no patient is left behind.

We are investing in a future where our AI can analyze vast data sets to predict onset of a disease, manage chronic diseases, and suggest preventive care measures, all while maintaining a personalized touch. Our technology is not a replacement for human interaction but an enhancement of it. The Humanate Digital platform aims to empower healthcare providers to focus on what they do best — care for patients — by reducing administrative burdens, such as onerous and repetitive documentation, thus streamlining processes, and delivering insights that lead to better outcomes.

As we look beyond, we foresee Humanate Digital's AI becoming a companion for the elderly, a guide for the newly diagnosed, and a steadfast support for those managing long-term conditions. From remote monitoring to smart scheduling, our technology is poised to be a beacon of innovation, transforming not just the way care is delivered, but the very fabric of the healthcare experience.

Our Partnership with Texas A&M University

Collaborative Innovation in Biomedical Engineering

Humanate Digital is proud to be in partnership with Texas A&M University, a collaboration that stands at the core of our research and development efforts. This strategic alliance with one of the leading universities in the country enables us to leverage cutting-edge scientific research and access state-of-the-art resources, enhancing our AI solutions with unparalleled academic rigor.

Driving Technology Forward

Our relationship with Texas A&M University's Department of Engineering allows us to tap into a deep well of academic expertise and innovation. This partnership is spearheaded by Mark E. Benden, PhD, CPE, our Chief Technical Officer and Department Head, Professsor, Texas A&M University School of Public Health Department of Environmental & Occupational Health, who brings both his academic prowess and practical engineering expertise to the forefront of Cassandra's development.

The Unfolding Story: A $187 Billion Market

Humanate Digital stands at the threshold of a vast market, ripe for disruption. With an expected revenue surge to $25 million in three years, we're engineered for growth.

Humanate Digital's primary market for the first three (3) years are: 22,300 Federally Qualified Health Clinics in addition to the 135,000 Primary Care Clinics in the United States for a total market of 157,300. Each Humanate Digital unit, based on an annual usage subscription model, yields $36,000 of annual revenues. Our predictions for year 1 is based on 70 units sold for $2.5 ARR, year 2 is based on 217 units for $7.8M ARR and year 3 is based on 620 units for $24.3 M or 675 units.

675 units sold represent a market share of 0.43 %, a very conservative figure based on customer early adoption feedback and customer retention.

Note: future projections are not guaranteed.

Go-To-Market Strategy

At Humanate Digital, our go-to-market strategy is meticulously crafted to

At Humanate Digital, our go-to-market strategy is meticulously crafted to seamlessly integrate our groundbreaking AI technology into the very fabric of healthcare service delivery. We are targeting a carefully selected initial market comprising 22,303 healthcare service locations. This diverse constellation of urban centers and rural clinics represents the fertile ground for the introduction and proliferation of our AI virtual humans. This strategic choice ensures that we encompass a broad spectrum of healthcare environments, from high-density populations to underserved communities, each with unique challenges and needs that Cassandra is designed to address.

Our initial focus is on forging strong partnerships with these healthcare providers, demonstrating the tangible benefits of our AI assistant, from reducing administrative overhead to providing unparalleled support to medical staff. By showcasing the versatility and adaptability of our technology in various settings, we aim to build a compelling case for wide-scale adoption. Our urban deployments will cater to bustling, high-demand clinics where efficiency can significantly improve patient throughput and satisfaction. Conversely, our presence in rural clinics is aimed at enhancing access and quality of care where it is most needed, ensuring that no patient is left behind due to geographical constraints.

We are not just deploying technology; we are creating a new paradigm for patient care. Our rollout plan includes comprehensive training and support to ensure that healthcare workers can maximize the benefits of our AI assistants. Through this hands-on approach, we foster not only acceptance and comfort with our technology but also advocacy among those who experience its benefits firsthand.

As we establish our footprint, our strategy evolves to encompass a broader scope of healthcare facilities, including specialty clinics and long-term care facilities, extending the reach of our empathetic AI. Every step is a calculated move toward a future where Humanate Digital becomes synonymous with the most innovative and human-centric healthcare solutions. Our journey has begun with a clear vision and a well-defined path — one that promises to redefine healthcare experiences for patients and providers alike.

Installation Milestone: A New Chapter at CACOST Healthcare

We are thrilled to announce a significant stride in the evolution of patient-centered care: Humanate Digital's Cassandra has been selected to enhance the patient intake process at CACOST Healthcare in Kingsville, Texas. This development marks a pivotal moment as we deploy our sophisticated AI to streamline healthcare delivery in real-world settings. By integrating Cassandra into their system, CACOST Healthcare is set to offer their patients a more efficient, seamless, and compassionate experience, reflecting the advanced future of medical care that Humanate Digital champions.

This collaboration was commemorated in a gathering of esteemed personalities who share our vision for transforming healthcare. Among the luminaries were Ann E. Awalt, CEO of CACOST Healthcare; Texas Senator Morgan LaMantia, who actively supports initiatives at the intersection of education, health, and human services; and Dr. Robert H. Vela Jr., President of Texas A&M Kingsville Campus. Their involvement underlines the community and institutional backing for innovations that resonate with Humanate Digital's mission. Furthermore, the interest from Texas A&M Kingsville in adopting Cassandra for their Student Health Clinic is a testament to the trust and potential seen in our technology, paving the way for a new standard in health services for students.

The Team - Guided by Expertise, Driven by Passion

At Humanate Digital, our team is composed of seasoned professionals who bring a wealth of experience from various fields, including healthcare, technology, artificial intelligence, and business management. This diverse expertise ensures that our solutions are both innovative and deeply grounded in real-world medical needs. Our leadership includes visionary strategists, AI experts, seasoned clinicians, and skilled operational managers, all dedicated to transforming healthcare.

Our team's multidisciplinary approach allows us to develop and implement cutting-edge AI solutions that address the critical challenges facing today's healthcare systems. By combining the latest advancements in AI with practical healthcare insights, we create tools like Cassandra that are not only technologically advanced but also empathetic and user-friendly. This unique blend of skills ensures that our products are designed to enhance patient care, reduce administrative burdens, and improve overall healthcare efficiency.

With a strong foundation in academic research and practical application, our team is well-positioned to lead Humanate Digital into the future. We are committed to continuous innovation, strategic partnerships, and a deep understanding of the healthcare landscape, ensuring that our solutions remain at the forefront of the industry. Our collective expertise and passion drive us to deliver exceptional value to our investors, healthcare providers, and patients alike.

Invest in a Healthier Tomorrow



We're inviting you to invest in Humanate Digital's $1.23 million seed round. Contribute to a venture where innovation meets impact, and be part of the healthcare solution.

Humanate Digital is offering investors a way to invest in this new technology through a Simple Agreement for Future Equity (SAFE). The terms are as follows:

- 30% discount rate
- Valuation cap of $12,000,000
- Will offer the early investors (up to $250,000) a 10% discount or valuation cap of $10,800,000

Investors will make money by converting their SAFEs into equity at a future financing event, such as a priced round of investment. For example, with our SAFE offering a 30% discount rate and the next round is priced at $1 per share, the SAFE holder can convert their investment at $0.70 per share. Also, if the company's valuation continues to increase the investors will be rewarded. As an example, if the valuation increases from $12,000,000 to $20,000,000, the SAFE holder can convert their investment at the $12,000,000 valuation.

Overall, investors can make money on SAFEs (Simple Agreements for Future Equity) through the eventual conversion of their investment into equity shares, which can then appreciate in value.

Once the SAFE converts, the investor holds equity shares in the company. These shares can increase in value as the company grows and succeeds. The investor's return comes from the appreciation of these shares.

Exit Events: Investors can realize profits through several types of exit events:

- **Strategic Acquisition**: If the company is acquired, the investor's shares may be bought out, often at a premium.
- **Initial Public Offering (IPO)**: If the company goes public, the investor can sell their shares in the public market.
- **Secondary Market Sales**: In some cases, investors might be able to sell their shares in secondary markets before an IPO or acquisition.

Note: future projections are not guaranteed.

Valuation Cap

We have set our valuation cap for this round at $12M, or $10.8M for Early Bird investors. Since our last raise in March, we are now working with 3 customers and have a projected backlog of business of $2.8M for FY2024. Taking the median EV/Revenue multiple of 4.2x, this would put the projected value for Humanate

Digital at $11.8M, hence our $10.8/$12M valuation cap.

Funding Requirements and Use of Funds

Humanate Digital Inc is seeking to raise $6.0 M in investment funding over the next 2-3 years, we estimate offering the following two (2) Rounds

Round 1

Seed / Early Stage

Amount seeking to raise: $2.5 M

When: 4Q2024

Valuation Cap: $12 M

Round 2

Series A

Amount seeking to raise: $3.5 M

When: 2025

Valuation Cap: TBD

Projected Use of Funds (Wefunder - $1.235 M)

Software Development / API's 40%

Hardware Costs 20%

Sales and Marketing 20%

Labor 15%

Legal / IP 5%

Letter from Our CEO

Dear Valued Supporters and Visionaries,

As the CEO of Humanate Digital, I stand at the forefront of a transformative era in healthcare — one brimming with possibilities and driven by the promise of technological innovation. Our mission extends beyond the horizon of current solutions; we are casting a vision for a future where every patient receives care that is as compassionate as it is intelligent. The journey we are embarking upon is not just about advancing healthcare technology; it's about reshaping the very essence of patient interaction and care.

I extend my heartfelt gratitude to each one of you who shares our vision. Your support is not merely a financial investment but a profound statement of faith in a future that values empathy and efficiency in equal measure. With your backing, we are not just building a company; we are creating a legacy that we hope will redefine healthcare for generations to come. This is an invitation to be a part of a narrative that echoes with innovation, empathy, and above all, a deep commitment to human health and well-being.

The road ahead is filled with promise and potential. As we look to expand our reach and touch more lives, your role in this journey becomes ever more crucial. Join us as we march towards a future where technology and humanity converge in the service of health, creating experiences that heal both the body and the spirit. At Humanate Digital, we are just getting started, and together, we will illuminate the path to a healthier world for all.

Warmest regards,

Carlos Rodrigues

CEO, Humanate Digital


THANK YOU!
We're excited to share our vision for transforming healthcare with AI, aiming to improve efficiency and patient care. Together, we can blend technology with compassion to shape a better future.